EXHIBIT 11.1

                      CAROLINA FIRST CORPORATION
      COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE
                 ($, Except Share Data, in Thousands)




                                          Year Ended
                                          December 31, 1994

Primary

Net income (loss) applicable to
common shareholders                     $    (4,302)

Shares:
Weighted average number of
outstanding common shares                 4,521,274

Primary earnings per common share       $     (0.95)



Fully Diluted

Net income applicable to
common shareholders                     $    (4,302)

Dividends on preferred stock                  2,433

     Net income                         $    (1,869)

Shares:
Weighted average number of
outstanding common shares                 4,521,274

Weighted average common share
equivalents from preferred stock          2,468,729

     Total common share equivalents       6,990,003

Fully diluted earnings per share        $     (0.27)